Writer’s Direct Number	Writer’s E-mail Address
212.756.2372	aneliya.crawford@srz.com

May 31, 2018

VIA E-MAIL AND EDGAR

Tiffany Piland Posil Division of Corporate Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549
Re:

Natus Medical Incorporated

Definitive Additional Materials on Schedule 14A

Filed May 21, 2018 by Voce Catalyst Partners LP, Voce Capital LLC, Voce

Capital Management LLC, J. Daniel Plants, Mark G. Gilreath, Lisa

Wipperman Heine and Joshua H. Levine

File No. 000-33001

Dear Ms. Posil:

On behalf of Voce Catalyst Partners LP and its affiliates (collectively, “Voce”) and the other filing persons (together with Voce, the “Filing Persons”) we are responding to your letter dated May 25, 2018 (the “SEC Comment Letter”) in connection with the definitive additional materials on Schedule 14A filed on May 21, 2018 (the “May 21 Additional Materials”) with respect to Natus Medical Incorporated (“Natus” or the “Company”). We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission and respond below. For your convenience, the comments are restated below in italics, with our responses following.

1. We note your response to comment 1. We do not believe you have provided adequate support for the disclosure. Your response appears to support a contention that the Board determined that neither of your settlement proposals were in the best interests of the Company’s shareholders or the Company, but this does not support the statement that Chairman Gunst refused to even consider any outcome which would have resulted in a change to his status as Chairman.

We acknowledge the Staff's comment and note that Voce’s written, verbal and in-person interactions with Chairman Gunst support Voce’s reasonable belief that the settlement discussions faltered only because a settlement offer that required a change in Chairman Gunst’s status on the Board would not be entertained. The Filing Persons will not make such statements in future soliciting materials without qualifying those statements.

Ms. Posil

May 31, 2018

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Thank you for your attention to this matter. Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2372.

Very truly yours,

/s/ Aneliya Crawford

Aneliya Crawford